04054091

82-3209

SUPPL

November 30, 2004 (19:45 CET)

OMV announces approval of share capital increase and convertible bond issue

The Executive Board of OMV Aktiengesellschaft (ISIN AT0000743059), with the approval of the Supervisory Board, has decided to increase OMV Aktiengesellschaft's share capital through the issuance of up to 3 million new shares. Further, the Executive Board of OMV Aktiengesellschaft, with the approval of the Supervisory Board, has decided to issue up to 2 million convertible bonds in an aggregate principal amount of up to EUR 550 million, each bond initially convertible into one share of OMV Aktiengesellschaft. The new shares and the convertible bonds will be offered by granting pre-emptive rights to existing shareholders.

OMV Aktiengesellschaft has scheduled a press release with further information for tomorrow, December 1, 2004 at 8 am CET.

This statement does not constitute an offer or invitation to subscribe for or purchase any securities. Offers received before the start of the offer and subscription period will be rejected. The securities of OMV Aktiengesellschaft that will be offered as described herein have not been and will not be registered under the United States securities laws and may not be offered, sold or delivered within the United States or to United States persons absent registration under or an applicable exemption from the registration requirements of the United States securities laws.

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 14 2004
WASH, D.C. 202 SECTION